April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-216456

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-216457

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II hereby request acceleration of the effective date of the above captioned Registration Statements on Form N-2 so that each will become effective by 4:00 p.m., Eastern Time, on April 27, 2018 or as soon thereafter as practicable.

Very truly yours,

Blackstone Real Estate Income Fund
Blackstone Real Estate Income Fund II

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Chief Legal Officer, Chief Compliance Officer and Secretary